Bunker Hill Mining Corp.

82 Richmond Street East

Toronto, Ontario M5C 1P1

December 28, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Timothy S. Levenberg
Special Counsel
Division of Corporation Finance
Office of Energy & Transportation

Re:	Bunker Hill Mining Corp.
Registration Statement on Form S-1
Commission File No. 333-249682

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Bunker Hill Mining Corp. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 5:00 p.m., Eastern Standard Time, on December 28, 2020, or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, J.P. Galda, at 215-815-1534, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Bunker Hill Mining Corp.

By:	/s/ Wayne Parsons
Chief Financial Officer

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